





05009881

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
**U.S.A.**



SUPPL

July 12th, 2005

***Attention**: Special Counsel/Office of International Corporate Finance*

| **DEXIA**<br>**Information Pursuant to Rule 12g3-2(b)**<br>**File No. 82-4606** |
|---|

Dear Sir or Madam

We send you enclosed the English version of the press release of July 7th, 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

*Olivier Van Herstraeten*
*Secretary General*
*Dexia S.A.*

PROCESSED
JUL 25 2005
THOMSON
FINANCIAL

**Dexia SA**
*Square de Meeûs 1 - B-1000 Brussels - Tel. : +32 2 213 57 00 - Fax : + 32 2 213 57 20*
*Internet : http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296*
*7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15*

DGRP1 ESG

# PRESS RELEASE



Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

7/7/2005 1 p.

**EMBARGO 5.40 PM**

## Mr Dominique Marcel
## Financial Manager of the Caisse des Dépôts et Consignations group
## joins the Board of Directors of Dexia SA

The Board of Directors of Dexia SA coopted Mr Dominique Marcel as director during its meeting of 7th July 2005. The confirmation of this appointment will be submitted to the next general meeting of shareholders of Dexia SA.

Born on 8th October 1955

**Studies**

| | |
|---|---|
| 1981-1983 | Training college for senior civil servants (ENA) |
| 1979 | Specialist degree in economics (University of Paris I) |
| 1977 | Degree in politic science (IEP Paris) |
| 1976 | Master's degree in economics (University of Paris I) |

**Career**

| | |
|---|---|
| From November 2003 | Financial manager of the Caisse des dépôts group<br>Member of the management board of Caisse des dépôts et consignations |
| 2002 | Inspector general of finance |
| 2000 | Deputy manager of the first minister's private staff |
| 1997 | Manager of the private staff of the minister for employment and solidarity |
| 1995 | Assistant manager in charge of savings, provident systems and financial markets in the treasury department |
| 1993 | Adviser to the President of the Republic (economy) |
| 1992 | Adviser in charge of monetary, banking and financial affairs as a member of the private staff of the minister of economy and finance |
| 1991 | Technical adviser (economy and finance) as a member of the first minister's private staff |
| 1989 | Manager of the office for credit insurance and export financing in the treasury department |
| 1987 | IMF deputy director for France |
| 1986 | Deputy secretary general to the interdepartmental committee for industrial restructuring |
| 1983 | Assistant manager for French investment in France and foreign investment in France, in the treasury department |

**Positions held**

Member of the supervision committee of the National fund of savings banks (CNCE)
Chairman of Financière Transdev
Member of the supervision committee of the National pension fund (CNP)
Member of the supervision committee of Ixis Corporate and Investment Bank (ICIB)
Director at Crédit Foncier, Icade and Transdev

**Business address**

56, rue de Lille - 75007 Paris - Tel. 01 58 50 20 00 – dominique.marcel@caissedesdepots.fr